Exhibit 4.3

DESCRIPTION OF THE REGISTRANTS’ SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following description summarizes selected information regarding our capital stock, as well as provisions of; (i) our amended and restated certificate of incorporation; (ii) our amended and restated bylaws; and (iii) the general Corporation Law of the State of Delaware, or the DGCL. The following summary is qualified in its entirety by, and should be read in conjunction with, the amended and restated certificate of incorporation and the amended and restated bylaws, copies of which have been filed as exhibits to our Annual Report on Form 10-K to which this exhibit is attached, and the applicable provisions of the DGCL.

General

Our authorized capital stock consists of 490,000,000 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share.

Common Stock

Voting Rights

Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders. The affirmative vote of holders of at least 66 2∕3% of the voting power of all of the then-outstanding shares of capital stock, voting as a single class, is required to amend certain provisions of our amended and restated certificate of incorporation, including provisions relating to amending our amended and restated bylaws, the classified board, the size of our board, removal of directors, director liability, vacancies on our board, special meetings, stockholder notices, actions by written consent and exclusive jurisdiction.

Dividends

Subject to preferences that may apply to any outstanding preferred stock, holders of our common stock are entitled to receive ratably any dividends that our board of directors may declare out of funds legally available for that purpose on a non-cumulative basis.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Preferred Stock

Under the amended and restated certificate of incorporation, our board of directors have the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control that may otherwise benefit holders of our common stock and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Warrants to Purchase Common Stock

General

On December 11, 2023, we entered into a securities purchase agreement with multiple investors, or the Private Placement, pursuant to which we issued and sold an aggregate of 11,823,829 units comprising (i) (a) one share of our common stock, par value $0.0001 per share, or (b) one pre-funded warrant to purchase one share of common stock, or the Pre-Funded Warrants, and, in each case, (ii) one Series A ordinary warrant to purchase one share of common stock, or the Series A Warrants, and (iii) one Series B ordinary warrant to purchase one share of common stock, or the Series B Warrants, and, together with the Series A Warrants, the Common Stock Warrants.

Form

The Pre-Funded Warrants and the Common Stock Warrants, or, together, the Warrants, were issued as individual warrant agreements to the investors. The form of Pre-Funded Warrant, Series A Warrant and Series B Warrants were filed as Exhibits 4.1, 4.2 and 4.3, respectively, to our Current Report on Form 8-K filed with the SEC on December 11, 2023.

Fractional Shares

No fractional shares or scrip representing fractional shares shall be issued upon the exercise of any Warrant. As to any fraction of a share which a holder of a Warrant would otherwise be entitled to purchase upon such exercise, we shall, at our election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the exercise price of such Warrant or round down to the next whole share.

Exercise Limitations

Under the terms of the Warrants, we may not give effect to the exercise of any such Warrant, and a holder will not be entitled to exercise any portion of any such Warrant, if, upon giving effect to such exercise, the aggregate number of shares of common stock beneficially owned by the holder (together with its affiliates, any other persons acting as a group together with the holder or any of the holder’s affiliates, and any other persons whose beneficial ownership of common stock would or could be aggregated with the holder’s for purposes of Section 13(d) or Section 16 of the Securities Exchange Act

of 1934, as amended, or the Exchange Act, would exceed 4.99% of the number of shares of common stock outstanding immediately after giving effect to such exercise, which percentage may be increased or decreased at the holder’s election upon notice to us, up to 19.99% upon at least 61 days’ prior notice from the holder to us.

Transferability

Subject to applicable laws, the Warrants may be offered for sale, sold, transferred or assigned without our consent.

Exchange Listing

There is no established trading market for the Warrants, and we do not expect a market to develop. We do not intend to apply for the listing of Warrants on the Nasdaq Stock Market, any other national securities exchange or any other nationally recognized trading system.

No Rights as a Stockholder

Except by virtue of such holder’s ownership of shares of our common stock, the holder of a Warrant does not have the rights or privileges of a holder of our common stock, including any voting rights, until such holder exercises the Warrant.

Registration of Shares Underlying Warrants

The shares of common stock underlying Warrants have been registered for resale on a Form S-3 resale registration statement, which was filed with the SEC on January 12, 2024 and declared effective on January 18, 2024.

Pre-Funded Warrants

In connection with the Private Placement, we issued an aggregate of 574,241 Pre-Funded Warrants.

Exercise Price

Each Pre-Funded Warrant has an exercise price of $0.0001 per share. In lieu of making the cash payment otherwise contemplated to be made to the Company upon exercise of a Pre-Funded Warrant in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of shares of common stock determined according to a formula set forth in the Pre-Funded Warrants.

Term

Each Pre-Funded Warrant is exercisable immediately and is exercisable until the Pre-Funded Warrant is exercised in full.

Fundamental Transactions

Upon the consummation of a fundamental transaction (as described in the Pre-Funded Warrants, and generally including the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding common stock, any person or group becoming the beneficial owner of 50% of the voting power of our outstanding common stock or any reorganization, recapitalization or reclassification of our common stock), the holders of the Pre-Funded Warrants will be entitled to receive, for each share of common stock that would have been issuable upon exercise of a Pre-Funded Warrant immediately prior to the occurrence of such fundamental transaction, at the option of the holder of such Pre-Funded Warrant, the number of shares of common stock of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and any additional consideration receivable as a result of such fundamental transaction by a holder of the number of shares of common stock for which such Pre-Funded Warrant was exercisable immediately prior to such fundamental transaction.

Series A Warrants

In connection with the Private Placement, we issued an aggregate of 11,823,829 Series A Warrants.

Exercise Price

Each Series A Warrant has an exercise price of $1.25 per share.

Mandatory Exercise

We have the option to cause the Series A Warrants to be exercised at a strike price of $1.25 per share upon our public announcement of INB-100 clinical data for the ten currently enrolled patients, should they remain alive and evaluable, covering a period of at least 11 months, along with certain stock price and trading volume requirements.

Term

The Series A Warrants are exercisable immediately and will expire on June 13, 2025.

Fundamental Transactions

Upon the consummation of a fundamental transaction (as described in the Series A Warrants, and generally including the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding common stock, any person or group becoming the beneficial owner of 50% of the voting power of our outstanding common stock or any reorganization, recapitalization or reclassification of our common stock), the holders of the Series A Warrants will be entitled to receive, for each share of common stock that would have been issuable upon exercise of a Series A Warrants immediately prior to the occurrence of such fundamental transaction, at the option of the holder of such Series A Warrant, the number of shares of common stock of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and any additional consideration receivable as a result of such fundamental transaction by a holder of the number of shares of common stock for which such Series A Warrant was exercisable immediately prior to such fundamental transaction. Notwithstanding anything to the contrary, in the event of a fundamental transaction, the holder of a Series A Warrant may require the Company to repurchase such Series A Warrant at a price equal to the Black Scholes Value (as defined in the Series A Warrant) of the remaining unexercised portion of the Series A Warrant, within 30 days after the consummation of the fundamental transaction.

Series B Warrants

In connection with the Private Placement, we issued an aggregate of 11,823,829 Series B Warrants.

Exercise Price

Each Series B Warrant has an exercise price of $1.50 per share.

Redemption

The Series B Warrants allow us to redeem such warrants at a price of $0.01 per Series B Warrant upon our public announcement of its INB-100 data for all enrolled patients covering a period of at least 22 months, along with certain stock price and trading volume requirements. Holders of Class B Warrants may choose to exercise such warrants at a purchase price of $1.50 per share prior to such redemption.

Term

The Series B Warrants are exercisable immediately and will expire on December 13, 2028.

Fundamental Transactions

Upon the consummation of a fundamental transaction (as described in the Series B Warrants, and generally including the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding common stock, any person or group becoming the beneficial owner of 50% of the voting power of our outstanding common stock or any reorganization, recapitalization or reclassification of our common stock), the holders of the Series B Warrants will be entitled to receive, for each share of common stock that would have been issuable upon exercise of a Series B Warrants immediately prior to the occurrence of such fundamental transaction, at the option of the holder of such Series B Warrant, the number of shares of common stock of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and any additional consideration receivable as a result of such fundamental transaction by a holder of the number of shares of common stock for which such Series B Warrant was exercisable immediately prior to such fundamental transaction. Notwithstanding anything to the contrary, in the event of a fundamental transaction, the holder of a Series B Warrant may require the Company to repurchase such Series B Warrant at a price equal to the Black Scholes Value (as defined in the Series B Warrant) of the remaining unexercised portion of the Series B Warrant, within 30 days after the consummation of the fundamental transaction.

Registration Rights

We are party to an investors’ rights agreement that provides that certain holders of certain shares of our common stock have registration rights, as set forth below. The investors’ rights agreement was entered into as of May 7, 2018. The registration of shares of our common stock pursuant to the exercise of the registration rights described below would enable the holders to trade these shares without restriction under the Securities Act of 1933, as amended (the “Securities Act”) when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts, selling commissions and stock transfer taxes, of the shares registered pursuant to the demand, piggyback and Form S-3 registrations described below.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions and limitations, to limit the number of shares the holders may include. The demand,

piggyback and Form S-3 registration rights described below will expire no later than three years after the completion of this offering, or with respect to any particular holder, at such time that such holder can sell its shares under Rule 144, or other similar exemption, of the Securities Act during any three-month period.

Demand Registration Rights

Certain holders of registerable securities issuable upon conversion of outstanding Preferred Stock will be entitled to certain demand registration rights. At any time beginning on the earlier of the fifth anniversary of the date of our investors’ rights agreement or 180 days following the effectiveness of this registration statement, the holders of a majority of registrable securities may request that we register all or a portion of their shares, subject to certain specified exceptions.

Piggyback Registration Rights

Certain holders of registerable securities are entitled to rights to notice in an offering and to include their shares of registrable securities in an offering. In the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of registrable securities will be entitled to certain “piggyback” registration rights allowing them to include their shares in such registration, subject to specified conditions and limitations.

S-3 Registration Rights

Certain holders of shares of common stock are entitled to certain Form S-3 registration rights. The holders of at least 25% of registrable securities may request that we register all or a portion of their shares on Form S-3 if we are qualified to file a registration statement on Form S-3, subject to specified exceptions. Such request for registration on Form S-3 must cover securities with an aggregate offering price which equals or exceeds $1.0 million, net of selling expenses. The right to have such shares registered on Form S-3 is further subject to other specified conditions and limitations.

Anti-takeover provisions

Certificate of Incorporation and Bylaws

Among other things, our amended and restated certificate of incorporation and amended and restated bylaws:

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permit our board of directors to issue up to 10,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change in control;
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provide that the authorized number of directors may be changed only by resolution of our board of directors;
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provide that our board of directors is classified into three classes of directors;
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provide that, subject to the rights of any series of preferred stock to elect directors, directors may only be removed for cause, which removal may be effected, subject to any limitation imposed by law, by the holders of at least 66 2∕3% of the voting power of all of our then-outstanding shares of the capital stock entitled to vote generally at an election of directors;

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provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;
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require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent or electronic transmission;
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provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide advance notice in writing, and also specify requirements as to the form and content of a stockholder’s notice;
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provide that special meetings of our stockholders may be called only by the chairman of our board of directors, our chief executive officer or president or by our board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors; and
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not provide for cumulative voting rights, therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose.

 The amendment of any of these provisions would require approval by the holders of at least 66 2∕3% of the voting power of all of our then-outstanding common stock entitled to vote generally in the election of directors, voting together as a single class.

The combination of these provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce our vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts. We believe that the benefits of these provisions, including increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company, outweigh the disadvantages of discouraging takeover proposals, because negotiation of takeover proposals could result in an improvement of their terms.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

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before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
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upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
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on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2∕3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include the following:

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any merger or consolidation involving the corporation and the interested stockholder;
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any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;
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subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
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any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; and
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the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

A Delaware corporation may “opt out” of these provisions with an express provision in its certificate of incorporation. We have not opted out of these provisions, which may as a result, discourage or prevent mergers or other takeover or change of control attempts of us.

Choice of Forum

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware (or, if and only if, the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if, all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) and any appellate court therefrom shall be the sole and exclusive forum for the following claims or causes of action brought under Delaware statutory or common law: (1) any derivative claim or action brought on our behalf; (2) any claim or cause of action asserting a breach of fiduciary duty by any of our current or former director, officer or other employee; (3) any claim or cause of action asserting a claim against us arising out of, or pursuant to, the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws; (4) any claim or cause of action seeking to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or our amended and restated bylaws (including any right, obligation, or remedy thereunder); (5) any claim or cause of action as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware; or (6) any claim or cause of action asserting a claim against us or any of our directors, officers or other employees, that is governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court having personal jurisdiction over the indispensable parties named as defendants. The aforementioned provision will not apply to claims or causes of action brought to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

In addition, our amended and restated certificate of incorporation provides that, unless we consent writing to the selection of an alternative forum, the federal district courts of the United States of America will be the exclusive forum, to the fullest extent permitted by law, for resolving any complaint asserting a cause or causes of action arising under the Securities Act, including all causes of action asserted against any defendant to such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by us, our officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering.

The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could find the choice of forum provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable.